UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                        Global Telecom & Technology, Inc.
--------------------------------------------------------------------------------
                (formerly, Mercator Partners Acquisition Corp.)
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    378979108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                J. Carlo Cannell
                              Cannell Capital, LLC
                       P.O. Box 3459, 240 E. Deloney Ave.,
                               Jackson, WY 83001
                                 (415) 835-8300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Cusip No.      378979108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                      J. Carlo Cannell
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  WC/OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:              1,275,000*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         1,275,000*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0*
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:     1,275,000*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):     9.8%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

* As of October 12, 2006 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada") and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, the "Funds") owned in the aggregate 795,000 Class W warrants, each exercisable to purchase one share of common stock, par value $0.0001 per share (the "Shares"), of Global Telecom and Technology, Inc. (the "Company") as of October 16, 2006, and 480,000 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. Cannell Capital LLC acts as the investment sub-adviser to Anegada, and is the general partner of and investment sub-adviser to Tonga. Mr.
J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 1,275,000 Shares, or approximately 9.8% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13D SETS FORTH THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS
SCHEDULE 13D WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. CANNELL HAS CAUSED AN AMENDMENT TO SCHEDULE 13D TO BE FILED ON BEHALF OF CANNELL CAPITAL, LLC WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13D FILED WITH THE SEC ON NOVEMBER 13, 2006 UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13D") AND REPORTS THAT ONLY MR. CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13D.

THIS SCHEDULE 13D SETS FORTH THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13D WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. CANNELL HAS CAUSED AN AMENDMENT TO SCHEDULE 13D TO BE FILED ON BEHALF OF CANNELL CAPITAL, LLC WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13D FILED WITH THE SEC ON NOVEMBER 13, 2006 UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13D") AND REPORTS THAT ONLY MR. CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13D.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the "Shares"), of Global Telecom & Technology, Inc. (the "Company"), formerly known as Mercator Partners Acquisition Corp., a Delaware corporation. The address of the principal executive offices of the Company is 8484 Westpark Drive, Suite 720, McLean, VA 22102.



Item 2.   Identity and Background.
          -----------------------

          The person filing this report is J. Carlo Cannell, whose business address is Cannell Capital, LLC, P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001. Mr. Cannell is the sole managing member of Cannell Capital, LLC (the "Adviser"). The Adviser acts as the investment sub-adviser to Anegada Master Fund Limited, a Cayman Islands limited company ("Anegada"), and is the general partner of and investment sub-adviser to Tonga Partners, L.P., a Delaware limited partnership ("Tonga" and, collectively with Anegada, the "Funds"). Mr. Cannell is the sole managing member of the Adviser.

          Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All of the funds used in making the  purchase of Shares  described  in
Item 5 of this Schedule 13D came from the working capital of the Funds. The Funds have invested an aggregate amount of $124,876 in the Shares or securities convertible or exercisable into Shares.


Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Cannell, on behalf of the Funds, identified the Company as an entity satisfying each Fund's investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

          Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

          In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

          Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on information set forth in the Company's Form 10-Q for the quarter ending June 30, 2006 as filed with the Securities and Exchange Commission on August 21, 2006, there were 11,730,100 Shares issued and outstanding as of August 1, 2006. As of October 12, 2006 (the "Reporting Date"), the Funds owned (i) 795,000 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (ii) 480,000 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. The Adviser acts as the investment sub-adviser to Anegada, and is the general partner of and investment sub-adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of the Adviser.

          (a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 1,275,000 Shares, or approximately 9.8% of the Shares deemed issued and outstanding as of the Reporting Date.

          (b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

          (c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).



                                   (Purchases)

   Date                 Security             Quantity             Price
   ----                 --------             --------             -----
10/12/2006           Class W warrants         795,000             $0.10
10/12/2006           Class Z warrants         480,000             $0.10


                                     (Sales)
                                      None.

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 5, 2008


                                                /s/ J. Carlo Cannell
                                                -------------------------------
                                                J.Carlo  Cannell in his capacity
                                                as  the  Managing   Member  of
                                                Cannell      Capital      LLC,
                                                investment    sub-adviser   to
                                                Anegada  Master Fund  Limited,
                                                and  general  partner  of, and
                                                investment   sub-adviser   to,
                                                Tonga Partners, L.P.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).